UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 609 BILLION FOR THE FIRST QUARTER OF 2017 WHICH REPRESENTS AN INCREASE OF 53% COMPARED TO 1Q16.

•	Net interest income was COP 2.6 billion and grew 6.4% during the quarter. This growth is explained by an expansion of the net interest margin, by higher volumes of peso-denominated loans and by the strong performance of the investment portfolio. Net interest income grew 14.0% when compared to 1Q16.

•	Net fees were COP 625 billion and increased by 5.7% during the quarter. This growth was mainly driven by an increase in fees related to credit and debit cards, as well as trust services. Net fees increased by 10.5% when compared to 1Q16.

•	The annualized net interest margin was 6.3% for the quarter. The margin increased 30 basis points during the quarter and 60 basis points when compared to 1Q16. This increase is product of higher interest rates on loans, strong performance of the investment portfolio and a lower cost of funding.

•	Gross loans grew 0.4% during the quarter and 5.2% when compared to 1Q16. This growth shows the moderation in the credit demand in Colombia as well as a sustained growth in the Central America operations.

•	Provision charges for the quarter were COP 774 billion and the coverage ratio for 90-day past due loans was 184%. These provisions aim to maintain a solid coverage ratio amid a challenging environment, as new past due loans totaled COP 1,564 billion, mainly explained by corporate clients in Colombia.

•	Efficiency was 51.1% during the quarter, lower than the 54.1% registered for 4Q16. Operating expenses decreased by 3.0% during the quarter due to a tighter cost control and to seasonal factors. Personnel expenses grew 1.3% while administrative expenses decreased by 20.0% during the quarter.

•	Tier 1 ratio was 10.5% at March 31, 2017 and increased 234 basis points when compared to March 31, 2016. The capital adequacy ratio was 14.5%. This increase is explained mainly by the generation net income, as well as the earnings retention in the AGM of March 2017.

•	ROE was 11.4% during the quarter, higher than the 8.1% registered in 1Q16. This ROE improvement shows the normalization of operating results, combined with the tighter cost control and a lower effective tax rate.

May 23, 2017. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20171. For the quarter ended on March 31, 2017 (“1Q17”), Bancolombia reported consolidated net income of COP 609 billion, or COP 632.91 per share - USD 0.88 per ADR. This net income represents a 46.2% decrease compared to the quarter ended on December 31, 2016 (“4Q16”) and an increase of 53.2% compared to the quarter ended on March 31, 2016 (“1Q16”).

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended March 31, 2017 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2017 $2,885.57 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	1Q16	4Q16	1Q17	1Q17/4Q16	1Q17/1Q16
ASSETS
Net Loans	139,453,777	145,125,575	145,331,160	0.14%	4.21%
Investments	15,040,851	13,060,653	15,146,243	15.97%	0.70%
Other assets	36,911,252	38,074,816	36,264,595	-4.75%	-1.75%
Total assets	191,405,880	196,261,044	196,741,998	0.25%	2.79%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	117,399,796	124,965,867	125,223,209	0.21%	6.66%
Other liabilities	54,221,863	48,818,197	49,468,420	1.33%	-8.77%
Total liabilities	171,621,659	173,784,064	174,691,629	0.52%	1.79%
Non-controlling interest	1,100,018	1,209,397	1,183,988	-2.10%	7.63%
Shareholders' equity	18,684,203	21,267,583	20,866,381	-1.89%	11.68%
Total liabilities and shareholders' equity	191,405,880	196,261,044	196,741,998	0.25%	2.79%

Interest income	3,668,507	4,094,749	4,202,956	2.64%	14.57%
Interest expense	(1,369,008)	(1,631,492)	(1,581,650)	-3.05%	15.53%
Net interest income	2,299,499	2,463,257	2,621,306	6.42%	13.99%
Net provisions	(539,774)	(771,510)	(774,458)	0.38%	43.48%
Fees and income from service, net	565,430	590,991	624,838	5.73%	10.51%
Other operating income	363,765	473,105	353,401	-25.30%	-2.85%
Total Dividends received and equity method	63,840	16,165	32,418	100.54%	-49.22%
Total operating expense	(1,773,636)	(1,916,395)	(1,858,767)	-3.01%	4.80%
Profit before tax	979,124	855,613	998,738	16.73%	2.00%
Income tax	(550,848)	125,866	(366,685)	-391.33%	-33.43%
Net income before non-controlling interest	428,276	981,479	632,053	-35.60%	47.58%
Non-controlling interest	(35,555)	(6,304)	(23,299)	269.59%	-34.47%
Net income before Descontinued Operations	392,721	975,175	608,754	-37.57%	55.01%
Discontinued Operations Net Income	4,645	155,804	-	-100.00%	-100.00%
Net income	397,366	1,130,979	608,754	-46.17%	53.20%

		Quarter
PRINCIPAL RATIOS	1Q16	4Q16	1Q17
PROFITABILITY
Net interest margin (1) from continuing operations	5.65%	5.98%	6.31%
Return on average total assets (2) from continuing operations	0.81%	2.34%	1.25%
Return on average shareholders´ equity (3)	8.10%	22.06%	11.44%
EFFICIENCY
Operating expenses to net operating income	54.21%	54.08%	51.18%
Operating expenses to average total assets	3.72%	3.97%	3.80%
Operating expenses to productive assets	4.42%	4.65%	4.48%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.76%	10.84%	10.61%
Technical capital to risk weighted assets	12.96%	13.26%	14.46%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.54	1.57	0.88
Net income per share $COP from continuing operations	408.31	1,175.87	632.91
P/BV ADS (4)	1.32	1.24	1.33
P/BV Local (5) (6)	1.27	1.14	1.21
P/E (7) from continuing operations	15.39	5.59	10.84
ADR price	34.18	36.68	39.87
Common share price (8)	24,700	25,220	26,260
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,000.63	3,000.71	2,885.57

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2017, Bancolombia’s assets totaled COP 196,742 billion, which represents an increase of 0.3% compared to 4Q16 and of 3.0% compared to 1Q16.

During the quarter, the COP appreciated 3.84% versus the USD and appreciated 3.83% over the past 12 months.

The increase in total assets during the quarter is largely explained by the growth of the position of investment in associates and joint ventures, and Interbank Deposits.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2885.57 COP)	1Q17	1Q17/4Q16	1Q17	1Q17/4Q16	1Q17	1Q17/4Q16	1Q17	1Q17/4Q16
Commercial loans	69,647,965	2.02%	37,750,742	-3.41%	13,082,594	0.45%	107,398,707	0.05%
Consumer loans	16,053,265	4.84%	8,518,190	-3.93%	2,951,995	-0.10%	24,571,455	1.62%
Mortgage loans	10,719,968	3.56%	8,610,965	-2.17%	2,984,147	1.74%	19,330,932	0.93%
Small business loans	648,621	-3.81%	391,468	0.46%	135,664	4.47%	1,040,089	-2.24%
Interests paid in advance	1,459	-1790.60%	(1,459)	100.00%	(506)	100.00%	-	-98.92%
Gross loans	97,071,278	2.61%	55,269,904	-3.28%	19,153,895	0.58%	152,341,183	0.39%

The quarter 1Q17 shows an increase in gross loans of 0.4%. The growth of peso-denominated loans was 10.4%, while the growth in dollar-denominated loans was 0.9%. In comparison with a year ago, total gross loans grew 5.2%.

As of March 31, 2017, our operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 25% of total gross loans.

Gross loans denominated in currencies other than COP, originated by our operations in Central America and the offshore operation of Bancolombia Panama as well as the USD denominated loans in Colombia, accounted for 36% and increased 0.6% at the end of 1Q17.

Total reserves (allowances in the balance sheet) for loan losses increased by 6.0% during the quarter and totaled COP 7,010 billion, equivalent to 4.6% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO (COP million)	1Q16	4Q16	1Q17	1Q17/4Q16	1Q17/1Q16	% of total loans
Commercial	104,222,799	107,350,204	107,398,707	0.05%	3.05%	70.5%
Consumer	21,204,782	24,179,711	24,571,455	1.62%	15.88%	16.1%
Mortgage	18,503,948	19,153,710	19,330,932	0.93%	4.47%	12.7%
Microcredit	925,065	1,063,947	1,040,089	-2.24%	12.43%	0.7%
Interests received in advance	(648)	(86)	-	-43.29%	-100.00%	0.0%
Total loan portfolio	144,855,946	151,747,486	152,341,183	0.39%	5.17%	100.0%
Allowance for loan losses	(5,402,169)	(6,621,911)	(7,010,023)	5.86%	29.76%
Total loans, net	139,453,777	145,125,575	145,331,160	0.14%	4.21%

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1.3.	Investment Portfolio

As of March 31, 2017, Bancolombia’s net investment portfolio totaled COP 15,146 billion, increasing 16.0% compared to the figure reported in 4Q16 and 0.7% compared to 1Q16. The investment portfolio consists primarily of debt securities, which represent 69.6% of Bancolombia’s total investments and 5.4% of assets at the end of 1Q17.

At the end of 1Q17, the debt securities portfolio had a duration of 17.5 months and a yield to maturity of 5.88%.

1.4.	Goodwill and intangibles

As of 1Q17, Bancolombia’s goodwill and intangibles totaled COP 6,423 billion, decreasing 4.1% compared to 4Q16. This variation is explained by the effect on USD-denominated goodwill of the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2017, Bancolombia’s liabilities totaled COP 174,692 billion, increasing 0.5% with respect to 4Q16 and 1.8% compared to 1Q16.

Deposits by customers totaled COP 124,497 billion (or 71.3% of liabilities) at the end of 1Q17, decreasing 0.1% during the quarter and increasing 6.6% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 112% at the end of 1Q17, which marks an increase in comparison to the 111% reported at the end 4Q16.

Bancolombia’s funding strategy during the last months has been to extend the average life of time deposits and promote saving accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and decrease the sensitivity of the balance sheet to changes in interest rates, which has been reflected in the stability of the loans net interest margin.

Funding mix	1Q16		4Q16		1Q17
COP Million
Checking accounts	21,894,531	14%	21,443,002	13%	20,213,911	12%
Saving accounts	46,863,823	29%	48,693,702	30%	49,294,251	30%
Time deposits	46,788,999	29%	52,673,385	32%	53,584,352	33%
Other deposits	5,023,147	3%	3,737,932	2%	5,621,646	3%
Long term debt	18,586,652	12%	18,704,809	11%	18,098,431	11%
Loans with banks	20,441,690	13%	19,247,699	12%	17,212,856	10%
Total Funds	159,598,842	100%	164,500,529	100%	164,025,447	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q17 was COP 20,866 billion, decreasing 1.9% or COP 401 billion, compared to the COP 21,267 billion reported at the end of 4Q16.

Bancolombia’s capital adequacy ratio was 14.46% in 1Q17. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 546 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.53%, 603 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.44% at the end of 1Q17.

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In the last months, Bancolombia has generated capital organically due to the appropriation of earnings and to the efficient allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption across several segments.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q16%		4Q16%		1Q17%
Basic capital (Tier I)	13,741,047	8.20%	15,042,396	9.02%	17,798,470	10.53%
Additional capital (Tier II)	7,985,639	4.76%	7,069,448	4.24%	6,626,701	3.92%
Technical capital (1)	21,726,686		22,111,844		24,425,171
Risk weighted assets including market risk	167,605,948		166,781,426		168,947,148
CAPITAL ADEQUACY (2)		12.96%		13.26%		14.46%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 609 billion in 1Q17, or COP 632.91 per share - USD 0.88 per ADR (excluding discontinued operations). This net income represents a decrease of 46.2% compared to 4Q16 and an increase of 53.2% compared to 1Q16. Bancolombia’s annualized ROE for 1Q17 was 11.4%.

2.1.	Net Interest Income

Net interest income totaled COP 2,621 billion in 1Q17, 6.4% more than that reported in 4Q16, and 14.0% higher than the figure for 1Q16. Higher volumes in peso-denominated loans and increases in loan margin drove the positive annual and quarterly performance of this line.

During 1Q17, the investment, interest rate derivatives and repos portfolio generated COP 200 billion.

Net Interest Margin

The annualized net interest margin increased to 6.3% in 1Q17. The annualized net interest margin for investments was 3.2%, and the annualized net interest margin of the loan portfolio was 6.6%.

The re-pricing of existing loans, the origination of new loans at higher rates and higher volumes in the peso-denominated loan portfolio were the factors that drove the net interest margin expansion of 30 basis points during the quarter and 60 basis points during the last twelve months.

Annualized Interest
Margin	1Q16	4Q16	1Q17
Loans' Interest margin	5.9%	6.5%	6.6%
Debt investments' margin	3.0%	-0.5%	3.2%
Net interest margin	5.7%	6.0%	6.3%

The funding cost was kept under control during 1Q17. Savings and checking accounts represented the same proportion of the total cost of funding as in 4Q16, and the annualized average weighted cost of deposits was 3.45% in 1Q17, decreasing by13 basis points compared to 4Q16.

Average weighted
funding cost	1Q16	4Q16	1Q17
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.77%	2.36%	2.37%
Time deposits	5.13%	6.08%	5.79%
Total deposits	2.79%	3.58%	3.45%
Long term debt	7.18%	7.13%	6.66%
Loans with banks	2.54%	2.86%	2.98%
Total funding cost	3.27%	3.89%	3.72%

2.2.	Fees and Income from Services

During 1Q17, net fees and income from services totaled COP 625 billion, increasing 5.7% compared to 4Q16, and 10.5% compared to 1Q16. The positive performance in fees is due to higher volumes of transactions and the good performance of credit and debit cards, and trust services.

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Fees from credit and debit cards increased 7.3% compared to 4Q16 and 8.7% compared to 1Q16. Fees from asset management and trust services increased 6.4% compared to 4Q16 and 16.5% compared to 1Q16. Fees from our bancassurance business decreased 21.0% compared to 4Q16, due to seasonal factors and increased 8.0% with respect to 1Q16, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2017
(COP millions)	Feb-16	Feb-17	Growth	Market Share
Bancolombia VISA	715,795	959,268	34.01%	9.40%
Bancolombia Mastercard	745,327	910,613	22.18%	8.92%
Bancolombia American Express	612,141	623,578	1.87%	6.11%
Total Bancolombia	2,073,262	2,493,459	20.27%	24.43%
Colombian Credit Card Market	8,944,672	10,208,336	14.10%

CREDIT CARD MARKET SHARE			%	2017
(Outstanding credit cards)	Feb-16	Feb-17	Growth	Market Share
Bancolombia VISA	612,061	723,174	18.15%	4.38%
Bancolombia Mastercard	759,726	837,751	10.27%	5.08%
Bancolombia American Express	637,661	603,724	-5.32%	3.66%
Total Bancolombia	2,009,448	2,164,649	7.72%	13.12%
Colombian Credit Card Market	15,492,341	16,501,933	6.52%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 353 billion in 1Q17, decreasing by 25.3% compared to 4Q16, and by 2.9% with respect to 1Q16.

Revenues from the operating leases business line totaled COP 139 billion in 1Q17, decreasing by 0.3% compared to 4Q16 and increasing by 18.2% compared to those reported in 1Q16.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 6,018 billion at the end of 1Q17 and represented 4.1% of total gross loans, increasing by 24.5% compared to 4Q16, when past due loans represented 3.3% of total gross loans. During 1Q17, Charge-offs totaled COP 381 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 106.6% at the end of 1Q17, decreasing compared to 125.9% at the end of 4Q16.The coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 84.2% at the end of 1Q17, increasing with respect to the 82.1% at the end of 4Q16.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,564 billion in 1Q17. During the quarter, the deterioration of loans increased mainly in the commercial segment due to some corporate clients as well as some deterioration in SMEs. Provision charges (net of recoveries) totaled COP 774 billion in 1Q17. Provisions as a percentage of the average gross loans were 2.0% for 1Q17.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances for loan losses totaled COP 6,414 billion, or 4.4% of total loans at the end of 1Q17. This proportion increased compared to the one presented at the end of 4Q16.

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The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q16	4Q16	1Q17
Total 30-day past due loans	4,645,700	4,835,329	6,018,555
Allowance for loan losses (1)	4,934,311	6,087,510	6,414,376
Past due loans to total loans	3.33%	3.31%	4.10%
“C”, “D” and “E” loans as a percentage of total loans	4.11%	5.07%	5.19%
Allowances to past due loans	106.21%	125.90%	106.58%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	85.95%	82.08%	84.16%
Allowance for loan losses as a percentage of total loans	3.54%	4.17%	4.37%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	1Q16	4Q16	1Q17
Commercial loans	70.5%	2.39%	2.16%	3.12%
Consumer loans	16.1%	4.83%	5.23%	5.27%
Microcredit	12.7%	8.40%	10.46%	12.39%
Mortgage loans	0.7%	6.83%	6.73%	7.43%
PDL TOTAL		3.33%	3.31%	4.10%

PDL Per Category			90 days
	% Of loan Portfolio	1Q16	4Q16	1Q17
Commercial loans	70.5%	1.67%	1.69%	1.97%
Consumer loans	16.1%	3.07%	3.60%	3.43%
Microcredit	12.7%	5.18%	6.47%	7.48%
Mortgage loans*	0.7%	2.62%	2.81%	2.98%
PDL TOTAL		2.01%	2.18%	2.38%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	1Q16		4Q16		1Q17
(COP millions)
¨A¨ Normal	125,295,403	89.8%	131,568,504	90.0%	130,937,321	89.2%
¨B¨ Subnormal	8,504,797	6.1%	7,163,549	4.9%	8,218,232	5.6%
¨C¨ Deficient	2,524,384	1.8%	3,460,961	2.4%	3,628,389	2.5%
¨D¨ Doubtful recovery	1,626,057	1.2%	2,338,717	1.6%	2,237,087	1.5%
¨E¨ Unrecoverable	1,590,147	1.1%	1,616,607	1.1%	1,755,981	1.2%
Total	139,540,789	100.0%	146,148,339	100.0%	146,777,010	100.0%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.11%		5.07%		5.19%

2.5.	Operating Expenses

During 1Q17, operating expenses totaled COP 1,859 billion, decreasing 3.0% with respect to 4Q16 and increasing 4.8% with respect to 1Q16.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 790 billion in 1Q17, increasing 1.3% compared to 4Q16 and 13.1% compared to 1Q16. During the quarter, we had fewer charges for employee benefits and bonuses compared with 4Q16.

During 1Q17, administrative expenses totaled COP 615 billion, decreasing 20.0% compared to 4Q16 and increasing 7.6% as compared to 1Q16.

Depreciation and amortization expenses totaled COP 120 billion in 1Q17, increasing 2.0% compared to 4Q16 and decreasing 22.0% compared to 1Q16.

As of March 31, 2017, Bancolombia had 30,911 employees, owned 1,100 branches, 5,372 ATMs, 8,824 baking agents and served more than 11 million customers.

8

2.6.	Taxes

Income tax expense was COP 367 billion for 1Q17, decreasing 33.4% when compared to the income tax registered in 1Q16.

In 1Q16, the conversion of certain USD denominated liabilities to COP made the income tax base greater due to the appreciation of COP against USD. This conversion caused the effective tax rate to be around 56%. The tax regulations that have been in place since December 29, 2016, do not require USD denominated liabilities to be converted for tax purposes. Therefore, past fluctuations in the effective tax rate resulting from exchange rate movements will not recur.

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3.	RECENT DEVELOPMENTS

•	March 16, 2017, The General Shareholders Meeting approved the Board of Directors’ profit distribution proposal and declared a dividend equal to COP$950.40 per share to be paid as follows: COP $237.60 per share and per quarter, on the following dates: April 3, July 4, October 2 and December 27 of 2017.

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4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838 / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst) / Juliana Álvarez (Analyst).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

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BALANCE SHEET				Growth
(COP million)	Mar-16	Dec-16	Mar-17	mar-17 / dec-16	mar-17 / mar-16	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	14,577,824	16,216,907	15,047,380	-7.21%	3.22%	7.65%
Interbank borrowings	1,504,929	1,606,506	2,403,587	49.62%	59.71%	1.22%
Reverse repurchase agreements and other similar secured lend	1,148,346	2,636,832	933,844	-64.58%	-18.68%	0.47%
Financial assets investment	15,040,851	13,060,653	15,146,243	15.97%	0.70%	7.70%
Derivative financial instruments	2,350,871	1,677,970	1,629,255	-2.90%	-30.70%	0.83%
Loans and advances to customers	144,855,946	151,747,486	152,341,183	0.39%	5.17%	77.43%
Allowance for loan and lease losses	(5,402,169)	(6,621,911)	(7,010,023)	5.86%	29.76%	-3.56%
Investment in associates and joint ventures	531,794	1,298,246	1,371,488	5.64%	157.90%	0.70%
Goodwill and Intangible assets, net	6,676,098	6,694,037	6,422,749	-4.05%	-3.79%	3.26%
Premises and equipment, net	3,151,168	3,115,697	3,019,732	-3.08%	-4.17%	1.53%
Investment property	1,548,778	1,581,689	1,617,160	2.24%	4.42%	0.82%
Prepayments	256,196	310,759	300,682	-3.24%	17.36%	0.15%
Tax receivables	704,181	581,153	739,231	27.20%	4.98%	0.38%
Deferred tax	648,981	222,862	727,225	226.31%	12.06%	0.37%
Assets held for sale and inventories	2,144,757	273,187	251,814	-7.82%	-88.26%	0.13%
Other assets	1,667,329	1,858,971	1,800,448	-3.15%	7.98%	0.92%
Total assets	191,405,880	196,261,044	196,741,998	0.25%	2.79%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	116,805,706	124,624,011	124,496,843	-0.10%	6.58%	63.28%	71.27%
Interbank Deposits	594,090	341,856	726,366	112.48%	22.27%	0.37%	0.42%
Derivative financial instrument	1,990,850	1,312,450	1,248,707	-4.86%	-37.28%	0.63%	0.71%
Borrowings from other financial institutions	19,847,600	18,905,843	16,486,490	-12.80%	-16.93%	8.38%	9.44%
Debt securities in issue	18,586,652	18,704,809	18,098,431	-3.24%	-2.63%	9.20%	10.36%
Preferred shares	538,348	581,972	539,361	-7.32%	0.19%	0.27%	0.31%
Repurchase agreements and other similar secured borrowing	3,764,794	1,924,010	4,217,317	119.19%	12.02%	2.14%	2.41%
Liabilities relating to assets held for sale	1,845,726	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	594,371	124,802	430,101	244.63%	-27.64%	0.22%	0.25%
Deferred tax	1,389,287	1,325,354	1,848,570	39.48%	33.06%	0.94%	1.06%
Employees benefit plans	130,643	650,802	449,189	-30.98%	243.83%	0.23%	0.26%
Other liabilities	5,533,592	5,288,155	6,150,254	16.30%	11.14%	3.13%	3.52%
Total liabilities	171,621,659	173,784,064	174,691,629	0.52%	1.79%	88.79%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.47%
Appropriate reserves	7,097,545	7,472,409	9,049,252	21.10%	27.50%	4.60%
Retained earnings	4,231,281	6,380,657	4,134,418	-35.20%	-2.29%	2.10%
Accumulated other comprehensive income (loss), net of tax	2,017,009	2,076,149	2,344,343	12.92%	16.23%	1.19%
Stockholders’ equity attributable to the owners of the parent company	18,684,203	21,267,583	20,866,381	-1.89%	11.68%	10.61%
Non-controlling interest	1,100,018	1,209,397	1,183,988	-2.10%	7.63%	0.60%
Total liabilities and equity	191,405,880	196,261,044	196,741,998	0.25%	2.79%	100.00%

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INCOME STATEMENT				Growth
(COP million)	1Q 16	4Q 16	1Q 17	1Q 17 / 4Q 16	1Q 17 / 1Q 16
Interest income and expenses
Interest on loans and financial leases
Commercial	1,824,372	2,130,624	2,029,581	-4.74%	11.25%
Consumer	664,403	856,279	872,418	1.88%	31.31%
Small business loans	54,921	64,765	60,550	-6.51%	10.25%
Mortgage	487,771	365,283	499,423	36.72%	2.39%
Leasing	446,753	534,417	535,607	0.22%	19.89%
Interest income on loans and financial leases	3,478,220	3,951,368	3,997,579	1.17%	14.93%
Interest income on overnight and market funds	5,942	4,027	5,015	24.53%	-15.60%
Interest and valuation on Investment
Debt investments, net	43,030	46,076	41,768	-9.35%	-2.93%
Net gains from investment activities at fair value through income statement
Debt investments	173,660	58,448	189,260	223.81%	8.98%
Derivatives	(37,394)	48,987	(5,033)	-110.27%	-86.54%
Repos	3,368	6,428	(22,642)	-452.24%	-772.27%
Others	1,681	(20,585)	(2,991)	-85.47%	-277.93%
Total Net gains from investment activities at fair value through profit and loss	141,315	93,278	158,594	70.02%	12.23%
Total interest on investment securities	184,345	139,354	200,362	43.78%	8.69%
Total interest and valuation	3,668,507	4,094,749	4,202,956	2.64%	14.57%
Interest expense
Borrowing costs	(167,241)	(180,307)	(179,317)	-0.55%	7.22%
Overnight funds	(1,423)	(1,186)	(3,866)	225.97%	171.68%
Debt securities in issue	(341,406)	(324,900)	(306,491)	-5.67%	-10.23%
Deposits	(837,077)	(1,087,747)	(1,072,879)	-1.37%	28.17%
Preferred Shares Dividends	(15,091)	(14,980)	(15,091)	0.74%	0.00%
Other interest (expense)	(6,770)	(22,372)	(4,006)	-82.09%	-40.83%
Total interest expense	(1,369,008)	(1,631,492)	(1,581,650)	-3.05%	15.53%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	2,299,499	2,463,257	2,621,306	6.42%	13.99%
Credit impairment charges on loans and advance and financial leases	(593,873)	(801,047)	(863,290)	7.77%	45.37%
Recovery of charged-off loans	61,820	37,530	72,155	92.26%	16.72%
Credit impairment charges on off balance sheet credit instruments	(7,721)	(7,993)	16,677	308.65%	316.00%
Total credit impairment charges, net	(539,774)	(771,510)	(774,458)	0.38%	43.48%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	1,759,725	1,691,747	1,846,848	9.17%	4.95%
Fees and comission income
Banking services	190,589	222,915	207,466	-6.93%	8.86%
Credit and debit card fees and commercial establishments	270,017	273,454	293,460	7.32%	8.68%
Brokerage	5,831	5,351	5,335	-0.30%	-8.51%
Acceptances, Guarantees and Standby letters of credits	12,474	17,103	14,025	-18.00%	12.43%
Trust	71,127	77,885	82,860	6.39%	16.50%
Bancassurance	72,093	98,048	77,861	-20.59%	8.00%
Payments and Collections	51,684	64,189	55,340	-13.79%	7.07%
Others	101,573	110,780	108,811	-1.78%	7.13%
Fees and comission income	775,388	869,725	845,158	-2.82%	9.00%
Fees and comission expenses
Banking services	(81,069)	(94,776)	(93,287)	-1.57%	15.07%
Others	(128,889)	(183,958)	(127,033)	-30.94%	-1.44%
Fees and comission expenses	(209,958)	(278,734)	(220,320)	-20.96%	4.94%
Total fees and comissions, net	565,430	590,991	624,838	5.73%	10.51%
Other operating income
Derivatives FX contracts	69,515	150,291	(14,623)	-109.73%	-121.04%
Net foreign exchange	26,837	(86,210)	97,211	212.76%	262.23%
Hedging	(13,985)	10,121	(27)	-100.27%	-99.81%
Operating leases	117,383	139,108	138,761	-0.25%	18.21%
Gains (or losses) on sale of assets	12,764	23,961	7,233	-69.81%	-43.33%
Other reversals	393	2,631	674	-75.65%	71.50%
Others	150,858	233,203	124,172	-46.72%	-17.69%
Total other operating income	363,765	473,105	353,401	-25.30%	-2.85%
Dividends received, and share of profits of equity method investees
Dividends	11,980	11,043	11,137	0.85%	-7.04%
Equity investments	41,019	(2,903)	2,006	169.10%	-95.11%
Equity method	10,841	8,025	19,275	140.19%	77.80%
Total dividends received, and share of profits of equity method investees	63,840	16,165	32,418	100.54%	-49.22%
Total operating income, net	2,752,760	2,772,008	2,857,505	3.08%	3.81%

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INCOME STATEMENT				Growth
(COP million)	1Q 16	4Q 16	1Q 17	1Q 17 / 4Q 16	1Q 17 / 1Q 16
Operating expenses
Salaries and employee benefits	(582,698)	(604,601)	(644,019)	6.52%	10.52%
Bonuses	(115,478)	(175,391)	(145,810)	-16.87%	26.27%
Other administrative and general expenses	(571,946)	(766,371)	(615,291)	-19.71%	7.58%
Wealth tax contributions and other tax burden	(144,549)	(177,032)	(216,085)	22.06%	49.49%
Impairment, depreciation and amortization	(152,266)	(117,526)	(119,533)	1.71%	-21.50%
Others expenses	(61,989)	(75,474)	(60,263)	-20.15%	-2.78%
Equity Tax	(144,710)	-	(57,766)	100.00%	-60.08%
Total operating expenses	(1,773,636)	(1,916,395)	(1,858,767)	-3.01%	4.80%
Profit before tax	979,124	855,613	998,738	16.73%	2.00%
Income tax	(550,848)	125,866	(366,685)	-391.33%	-33.43%
Profit for the year from continuing operations	428,276	981,479	632,053	-35.60%	47.58%
Non-controlling interest	(35,555)	(6,304)	(23,299)	269.59%	-34.47%
Net income attributable to equity holders of the Parent Company	392,721	975,175	608,754	-37.57%	55.01%
Net Income from discontinued operations	4,645	155,804	-	-100.00%	-100.00%
Net income	397,366	1,130,979	608,754	-46.17%	53.20%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 23, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy
and Finance